

ENVIRONMENTAL ELEMENTS CORPORATION

LEADING TECHNOLOGY
INNOVATIVE SOLUTIONS

Proxy Statement

Notice of
2001 Annual Meeting
of Stockholders

August 3, 2001

June 25, 2001

To Our Stockholders:

You are cordially invited to attend this year's Annual Meeting of Stockholders, to be held Friday, August 3, 2001 at 9:00 a.m., at the Environmental Elements Corporation headquarters in Baltimore, Maryland. Holders of Common Stock will elect two directors for a three-year term and vote on the selection of auditors and an amendment to the 1998 Stock Option Plan.

In order to ensure maximum stockholder representation, I urge each of you, whether or not you expect to attend the meeting in person, to sign your proxy, and return it promptly in the enclosed envelope.

Sincerely yours,

Samuel T. Woodside
Chairman



ENVIRONMENTAL ELEMENTS CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD FRIDAY, AUGUST 3, 2001

To the Stockholders of Environmental Elements Corporation:

Notice is hereby given that the 2001 Annual Meeting of Stockholders of Environmental Elements Corporation, a Delaware corporation (the "Company"), will be held at 9:00 a.m. (Eastern Daylight Time) on Friday, August 3, 2001 at the offices of the Company, 3700 Koppers Street, Baltimore, Maryland 21227, for the following purposes:

1. To elect two directors for a three-year term and until their successors are duly elected and qualified.

2. To vote upon a proposal to ratify the appointment of Arthur Andersen LLP as independent public accountants for the Company's 2002 fiscal year.

3. To amend the Company's 1998 Stock Option Plan to increase the number of authorized shares that may be issued pursuant to the exercise of stock options from 300,000 shares to 650,000 shares.

4. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on June 1, 2001, as the record date for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting.

To assure representation of your shares, **you are requested, whether or not you plan to be present at the meeting, to complete, date, sign, and return the accompanying proxy in the enclosed postage prepaid envelope.**

If your shares are held of record by a broker, bank, or other nominee and you wish to vote your shares at the meeting, you must obtain and bring to the meeting appropriate authorization from the broker, bank, or other nominee authorizing you as beneficial owner to vote the shares directly.

By Order of the Board of Directors,

John C. Nichols

John C. Nichols
Secretary

Baltimore, Maryland
June 25, 2001

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS

The proxy accompanying this Proxy Statement is solicited by the Board of Directors of Environmental Elements Corporation (the "Company"). All proxies in the accompanying form, which are properly executed and duly returned, will be voted in accordance with the instructions at the Annual Meeting of Stockholders to be held on Friday, August 3, 2001 at 9:00 a.m., at the principal offices of the Company, 3700 Koppers Street, Baltimore, Maryland, 21227, for the purposes set forth in the accompanying Notice of Meeting.

This proxy statement and the enclosed form of proxy will be mailed to stockholders on or about June 25, 2001.

VOTING AND SOLICITATION OF PROXIES

Only holders of record of the Company's Common Stock at the close of business on June 1, 2001 will be entitled to notice of and to vote at the meeting. On that date there were issued and outstanding 7,180,142 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote on all matters to come before the meeting.

The cost of soliciting proxies will be borne by the Company. In addition to the use of mails, officers, directors, and regular employees of the Company, it may solicit proxies personally or by telephone or telegraph. The Company also intends to reimburse brokerage firms, banks, custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy material to their principals.

The holders of a majority of the total shares issued and outstanding, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. The affirmative vote of a plurality of the total votes cast in person or by proxy at the meeting is required for the election of a director. Abstentions and broker non-votes are counted as present in determining whether the quorum requirement is satisfied. Abstentions and broker non-votes will not count as votes for or against a nominee for director. The affirmative vote of a majority of shares entitled to vote and represented in person or by proxy at the meeting is required for ratification of the appointment of independent public accountants, election of directors and amendment to the Company's 1998 Stock Option Plan. Abstentions and broker non-votes have the effect of votes against such appointment and approval. A broker non-vote occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

It is important that your proxy be returned promptly. Therefore, whether or not you plan to attend in person, you are urged to execute and return your proxy, to which no postage need be affixed if mailed in the United States. The proxy may be revoked at any time before it is exercised by filing with the Secretary of the Company an instrument revoking such proxy or a duly executed proxy bearing a later date, or by attending the meeting and voting in person.

ITEM 1
ELECTION OF DIRECTORS

The membership of the Company's Board of Directors is classified into three classes. Each year the directors in one class are elected to serve for a term of three years. The Board of Directors has authority under the Company's By-Laws to fill vacancies and to increase or decrease its size between annual meetings. The two directors serving in Class II, Richard E. Hug, last elected at the 1998 Annual Meeting, and Joseph J. Duffy, appointed December 7, 2000, have terms expiring at the 2001 Annual Meeting.

In the absence of instructions to the contrary, the shares represented by properly executed proxies will be voted in favor of the election of Mr. Hug and Mr. Duffy, who are recommended by the Board of Directors and have consented to be named and to serve if elected. The directors elected will hold office until the Annual Meeting in 2004, or until their successors are duly elected and qualified. If any nominee is unable to serve as a director, an event which management does not anticipate, the proxies reserve the right to vote for any substitute nominee proposed by the Board of Directors.

Certain information regarding the nominees for election as directors at this year's Annual Meeting is set forth below.

Name	Principal Occupation During The Past Five Years	Director Since	Age
Richard E. Hug	Chairman Emeritus since October 1, 1995; Chairman of the Board of the Company from 1988 through October 1, 1995; President and Chief Executive Officer of the Company from 1983 through, respectively, 1988 and 1990.	1983	66
Joseph J. Duffy	Director Since December 7, 2000; President of Duffy Consulting Group LLC, specializing in corporate restructuring and revitalization, 1986 through present. Previously held executive positions with Eastmet Corporation, McCulloch Corporation, Vision Hardware Corporation and Woodbrook Capital.	2000	56

Directors Continuing in Office

Certain information regarding members of the Board of Directors who are not standing for election at this year's Annual Meeting is set forth below.

Name	Principal Occupation During the Past Five Years	Director Since	Class and Year in Which Term Will Expire	Age
F. Bradford Smith	Chairman of the Board from October 1, 1995 through March 10, 1997; Chief Financial Officer from March 29, 1996 through March 31, 1997 and from 1983 through October, 1990; Chief Executive Officer of the Company from 1990 through October 1, 1995; President of the Company from 1988 through 1995.	1983	III 2002	58

Name	Principal Occupation During the Past Five Years	Director Since	Class and Year in Which Term Will Expire	Age
John C. Nichols	Secretary of the Company since July, 1983; Senior Vice President of the Company from July, 1983 through June, 1996; General Counsel of the Company from 1989 through March, 1994; President and Chief Executive Officer of Environmental Elements Service Corporation, a subsidiary of the Company, from December, 1992 through June, 1994.	1983	I 2003	70
Barry Koh	Board member since August 1, 1997; Chief Executive Officer of B. Koh & Associates, Inc., a provider of consultation and project management services for environmental restoration and radioactive waste management projects, since August 1991.	1997	I 2003	62
James S. Potts	Board member since August 1, 1997; Vice President of Environment of Potomac Electric Power Company, a utility, and responsible for environmental planning and compliance with respect to the operation and maintenance of that company's generating stations since April, 1993.	1997	III 2002	56
Samuel T. Woodside	Elected Chairman of the Board on February 25, 2000; Board member since December 12, 1996; President and Chief Operating Officer of NLS Animal Health, a national veterinary pharmaceutical distributor. President and Chief Executive Officer of Energy Controls International, an energy controls manufacturer and service provider, from 1997 through 2000; President and Chief Executive Officer of E.I.L. Instruments, Inc., an instrument distributor and manufacturer, from 1985 through 1997.	1996	III 2002	48
John L. Sams	Director since April 5, 2001; Chief Executive Officer of the Company since January, 2001 and President since February, 2000; President and Chief Executive Officer of Alfa Laval Celleco, a global provider of process equipment to the pulp and paper industry, from 1996 through 1998.	2001	I 2003	50

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

During the last fiscal year, the Board of Directors held nine regular meetings to review significant developments affecting the Company, engage in strategic planning and act on matters requiring Board of Director approval. Each Director attended 75% or more of the combined number of meetings of the Board of Directors and of any committees of the Board on which such Director served.

The Board of Directors has an Audit Committee, a Compensation Committee and a Strategic Planning Committee. Six meetings of the Audit Committee, four meetings of the Compensation Committee, and three meetings of the Strategic Planning Committee were held during the 2001 fiscal year.

The Audit Committee consists of Messrs. Potts, Duffy, Woodside, and Smith. The Audit Committee is charged with reviewing and examining reports of management and of the Company's independent public accountants; evaluating internal accounting controls, audit results and financial reporting procedures; recommending the engagement and continuation of engagement of the Company's independent public accountants; and meeting with, reviewing and considering recommendations of the independent public accountants.

The Compensation Committee consists of Messrs. Hug, Smith, Koh, and Nichols. The Compensation Committee reviews the performance of the principal officers of the Company; annually reviews and recommends to the Board of Directors the level of salaries and other compensation for such officers; periodically reviews the main elements of the Company's incentive compensation and employee benefit programs (including stock option plans) and makes recommendations with respect to the establishment of new plans; and grants to eligible employees and other individuals options to purchase Common Stock of the Company in accordance with the terms of the applicable plan and interprets and administers such plans.

The Strategic Planning Committee, consisting of Messrs. Koh, Woodside, Smith and Duffy, reviews and provides direction in setting and monitoring of long-term market positioning, organizational development and other corporate goals.

The Company does not have a Nominating Committee.

Outside directors receive an annual retainer of $12,000, paid in the form of the Common Stock of the Company, and fees of $1,000 for each Board meeting attended and $500 for each committee meeting attended.

SECURITY OWNERSHIP

The following table sets forth information, as of June 1, 2001 as to the beneficial ownership of Common Stock of the Company (including shares which may be acquired within sixty days of June 1, 2001 pursuant to stock options) of each director of the Company, the executive officers appearing in the Summary Compensation Table, all directors and executive officers as a group, and all persons or entities known to the Company to own five percent of the Company's Common Stock.

Name of Owner	Shares of Common Stock Beneficially Owned[1]	Percentage of Class
Richard E. Hug	839,633	11.7
F. Bradford Smith[2]	688,427	9.6
State of Wisconsin Investment Board[3] P. O. Box 7842 Madison, Wisconsin 53707	598,200	8.3
Wedbush Morgan Securities Inc.[4] 1000 Wilshire Blvd Los Angeles, California 90017	540,100	7.5
John C. Nichols	152,271	2.1
John L. Sams[5]	45,000	*
Samuel T. Woodside[6]	44,337	*
Neil R. Davis[7]	35,000	*
Barry Koh	31,690	*
James S. Potts	15,357	*
Lawrence Rychlak[8]	14,000	*
Joseph J. Duffy	4,479	*
All directors and executive officers as a group (10 persons)[9]	1,861,359	26

* Holdings represent less than 1% of the stock outstanding.

[1] Unless otherwise indicated, the address of all directors and executive officers is 3700 Koppers Street, Baltimore, Maryland 21227. Unless otherwise indicated, all shares are held with sole voting and sole investment power. The figures for Messrs. Sams and Davis exclude 1,634 and 7,201 shares, respectively, held for their accounts under the Company's 401(k) Retirement Savings Plan as of March 31, 2001.

[2] Includes 126,482 shares held by profit-sharing plans of which Mr. Smith is co-trustee and beneficiary and held by a Uniform Gift to Minors Act Trust of which Mr. Smith's spouse is trustee. Excludes 115,000 shares as to which Mr. Smith has sole voting power, by irrevocable proxy with respect to 100,000 shares and revocable proxy with respect to 15,000 shares, and as to which he disclaims beneficial ownership.

[3] State of Wisconsin Investment Board has reported on an amended Schedule 13G filed on December 31, 2000, that it has sole voting power and sole dispositive power with respect to 598,200 shares.

[4] Wedbush Morgan Securities, Inc. filed a 13G on October 12, 2000 disclosing ownership of 540,100 shares of the Company's stock; 206,800 shares are held by Edward E. Wedbush, 183,500 shares are held by E*Capital Corporation (ECC) and 149,800 shares are held by Wedbush Morgan Securities Employee's Retirement Plan. According to the

13G filing, ECC is the parent company of Wedbush Morgan Securities, Edward Wedbush is the chief executive officer of ECC, and he owns a majority of the outstanding shares of ECC.

[5] Includes options to purchase 35,000 shares of Common Stock under the Stock Option Plan which are exercisable within 60 days of June 1, 2001.

[6] Includes options to purchase 8,000 shares of Common Stock under the Stock Option Plan which are exercisable within 60 days of June 1, 2001.

[7] Represents options to purchase 35,000 shares of Common Stock under the Stock Option Plan which are exercisable within 60 days of June 1, 2001.

[8] Includes options to purchase 4,000 shares of Common Stock under the Stock Option Plan which are exercisable within 60 days of June 1, 2001.

[9] Excludes 8,835 shares represented by vested interests under the Company's 401(k) Retirement Savings Plan. Includes the 126,482 shares described in footnote 2, 35,000 shares described in footnote 5, 8,000 shares described in footnote 6, 35,000 shares described in footnote 7 and 4,000 shares described in footnote 8.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table sets forth all compensation paid or allocated for services rendered in all capacities during the fiscal years ended March 31, 2001, 2000, and 1999 to the Company's Chief Executive Officer, and to the executive officers of the Company. The table includes amounts deferred under the Company's Retirement Savings Plan in connection with services rendered during the period.

SUMMARY COMPENSATION TABLE						
					Long Term Comp. Awards	
		Annual Compensation				
Name and Principal Position	Fiscal Year	Salary	Bonus	Other	Options (#)	All Other Compensation
John L. Sams[1] President & Chief Executive Officer	2001 2000	$225,000 $122,192	$30,000 0	$0 $0	25,000 75,000	$5,009 $ 504
Neil R. Davis[2] Senior Vice President — Operations	2001 2000 1999	$170,000 $176,154 $129,571	$15,000 $21,000 —	$0 $0 $0	30,000 — 25,000	$3,366 $2,768 $ 580
Lawrence Rychlak[3] Senior Vice President & Chief Financial Officer	2001	$ 43,269	$ 3,000	0	0	$ 180
James B. Sinclair[4] Former Senior Vice President and Chief Financial Officer	2001 2000 1999	$ 88,846 $144,808 $124,615	0 0 $26,000	0 0 0	0 0 0	$1,908 $2,851 $2,299

[1] Mr. John Sams, who was appointed to the position of President on February 24, 2000, assumed the additional duty of Chief Executive Officer on January 19, 2001. He previously served as Senior Vice President Business Development from August 9, 1999 through February 24, 2000. Mr. Sams is 50 years of age. Of the options to purchase 75,000 shares granted to Mr. Sams in the fiscal year 2000, 30,000 shares are exercisable within 60 days of June 1, 2001, and an additional 15,000 shares become exercisable on each February 25, 2002, 2003 and 2004. Of the options to purchase 25,000 shares granted to Mr. Sams in the fiscal year 2001, 5,000 shares are exercisable within 60 days of June 1, 2001 and an additional 5,000 shares become exercisable on each January 1, 2002, 2003, 2004 and 2005. All other compensation for Mr. Sams consists of matching Company contributions made pursuant to the Company's Retirement Savings Plan of $3,375 in fiscal 2001; and payment of annual life insurance premiums of $918 and $504 respectively in fiscal 2001 and 2000.

[2] Mr. Neil Davis was appointed to the position of Sr. Vice President — Operations on April 5, 1999. He previously served as Vice President, Aftermarket from June 1, 1998 to March 31, 1999. Mr. Davis is 47 years of age. Of the option to purchase 20,000 shares granted to Mr. Davis on January 19, 2001, 4,000 shares are currently exercisable within 60 days of June 1, 2001, and an additional 4,000 shares become exercisable on each of January 19, 2002, 2003, 2004 and 2005. Of the option to purchase 10,000 shares granted on July 28, 2000, 4,000 shares are currently exercisable within 60 days of June 1, 2001, and an additional 2,000 shares become exercisable on each of July 28, 2001, 2002 and 2003. Of the option to purchase 25,000 shares granted on March 19, 1999, 15,000 shares are currently exercisable within 60 days of June 1, 2001, and an additional 5,000 shares become exercisable on each of March 19, 2002 and 2003. Of the option to purchase 15,000 shares granted on July 31, 1998, 12,000 shares are currently exercisable within 60 days of June 1, 2001, and an additional 3,000 shares become exercisable on July 31, 2002. All other compensation for Mr. Davis consists of matching Company contributions made pursuant to the Company's Retirement Savings Plan of $2,550 and $1,952, respectively, in Fiscal 2001 and 2000 and payment of annual life insurance premiums of $816, $816, and $579 respectively in fiscal 2001, 2000 and 1999.

[3] Effective February 23, 2001, Mr. Rychlak became Senior Vice President and Chief Financial Officer. He previously served the Company as the interim Chief Financial Officer from December 18, 2000 through February 22, 2001. Mr. Rychlak is 44 years of age. Fiscal 2001 salary reflects salary paid in connection with four and one-half months of services rendered. Other compensation consisted of Company's contribution of $180 for annual life insurance premium in 2001.

[4] On July 31, 2000, Mr. Sinclair resigned from the position of Senior Vice President and Chief Financial Officer. Pursuant to the Stock Option Plan, all of Mr. Sinclair's options were terminated on October 31, 2000, three months after his employment termination. All other compensation to Mr. Sinclair consisted of matching Company contributions made pursuant to the Company's Retirement Saving Plan of $1,236, $2,233, and $1,725 respectively in fiscal 2001, 2000, and 1999; and payment of annual life insurance premiums of $672, $618 and $574 respectively in fiscal 2001, 2000 and 1999. As part of Mr. Sinclair's Termination and Non-Competition agreement, his salary and benefits were continued through October 31, 2000.

Employment Agreement

The Company and Mr. Sams are parties to an employment agreement dated February 25, 2000 which provides that Mr. Sams as President receives: (i) an initial salary of $225,000 per year and a target cash incentive, from the Management Incentive Program, of 25% of his annual base salary for fiscal year 2001; (ii) an award of an option to purchase 75,000 shares of the Company's Common Stock effective February 25, 2000 at an exercise price of $2.56 per share; and (iii) in the event of termination of this Agreement by the Company, a severance payment equal to one times the annual salary in effect in the month prior to termination. Mr. Sams is also bound to a non-competition covenant during the period of such severance payments.

Termination and Non-Competition Agreements

Mr. Sinclair resigned as an employee of the Company and from the offices of Senior Vice President and Chief Financial Officer effective July 31, 2000 and received severance pay and benefits through October 31, 2000. Mr. Verdery resigned as an employee of the Company and from the offices of Chairman of the Board of Directors and President effective February 25, 2000 and received severance pay and benefits through March 31, 2001. Mr. Dunseith resigned as an employee of the Company and from the offices of Executive Vice President and Chief Operating Officer effective March 27, 2000 and received severance pay and benefits through January 31, 2001.

Retirement Plan

The Company maintains a noncontributory Retirement Plan for Salaried Employees (the "Retirement Plan") which is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and covers all salaried employees, including executive officers. The Retirement Plan provides for annual payments upon retirement at the normal retirement age (generally age 65). An employee's retirement payment is equal to the sum determined by adding together for each year of service (i) an amount equal to 1.5% of the participant's earnings for the year, plus (ii) 1% of the participant's earnings for each year of service through December 31, 1988 in excess of the social security wage base, .65% of the participant's earnings for each year of service from and after January 1, 1989 in excess of his or her covered compensation. For purposes of calculating benefit amounts, "earnings" is defined as the total amount of remuneration paid or accrued for services rendered during each Retirement Plan year (but excluding forms of extraordinary service) and "covered compensation" is defined for any Retirement Plan year as the average without indexing, of the social security wage base in effect for each calendar year during the prescribed period. Amounts payable are subject to deductions (i) to comply with any limitations imposed by the Code which may be applicable at the time of payment, and (ii) to integrate such amounts with any Social Security benefits to which the employee may be entitled at retirement. Benefits provided under the Retirement Plan are also subject to limitations set forth in Section 415 of the Code. In no event, however, may the retirement payment be less than $17.00 per month multiplied by the number of years (including fractional years) of credited service. The Retirement Plan also provides benefits for employees who are disabled, die or terminate employment after specified years of credited service.

Assuming that (1) the maximum compensation limitation for calendar year 1998 set forth in Section 415 of the Code remains the same; (2) the annual compensation for each individual named in the cash compensation table remains the same; (3) the covered compensation remains the same; (4) the current retirement plan formula remains the same; and (5) each individual named in the table continues to work until the normal retirement age of 65, and subject to other limitations set forth in Section 415 and 401 of the Code, the accrued annual benefit under the Retirement Plan would be $54,120 for Mr. Sams and $66,500 for Mr. Davis.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information at March 31, 2001 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table.

Name	INDIVIDUAL GRANTS				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term[2]	
	Number of Securities Underlying Options/SARs Granted[1] #	Percent of Total Options/SARs Granted to Employees in Fiscal Year[3]	Exercise or Base price (S/Share)[2]	Expiration Date	5%($)	10%($)
John L. Sams	25,000	17.5%	2.00	1/18/06	$13,750	$30,500
Neil R. Davis	10,000 20,000	21%	1.50 2.00	7/27/05 1/18/06	$4,100 $11,000	$9,200 $24,400
Lawrence Rychlak	None	0	N/A	N/A	N/A	N/A
James B. Sinclair	None	0	N/A	N/A	N/A	N/A

[1]Options granted (ii) have a five-year term, subject to earlier termination in the event of termination of employment, and (ii) are exercisable immediately to the extent of twenty percent of the shares, with additional shares vesting at the rate of twenty percent per year over the four years following the grant, and (iii) the exercise price of the options held by the executive officers is the market value of the Company's stock on the day preceding the date of grant.

[2]The dollar amounts under these columns use the 5% and 10% rates of appreciation prescribed by the Securities and Exchange Commission. The 5% and 10% rates of appreciation would result in per share prices of $2.55 and $3.22 with respect to the options expiring on January 18, 2006, and $1.91 and $2.42 with respect to the options expiring on July 27, 2005. This presentation is determined based upon assumed rates of appreciation and is not intended to forecast possible future appreciation of the price or value of the Company's stock. The actual value, if any, an executive may realize will depend on the actual appreciation, if any, of the price of the Company's stock following option grant.

[3]During fiscal year 2001, 142,500 shares were granted under the 1998 Stock Option Plan.

OPTIONS EXERCISED IN 2001 AND 2001 YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise(#)	Value[2] Realized ($)	Number of Unexercised Options/SARs At 2001 Year-End(#)		Value of Unexercised In-The-Money Options/SARs at 2001 Year-End[1]($)	
			Exercisable[3]	Unexercisable	Exercisable[3]	Unexercisable
John L. Sams	0	0	35,000	65,000	0	0
Neil R. Davis	0	0	35,000	35,000	2,000	3,000
Lawrence Rychlak	0	0	0	0	0	0
James B. Sinclair[4]	0	0	0	0	0	0

[1]No executive officer exercised any options during the year ended March 31, 2001.

[2]Calculated on the basis of the full market value of the underlying securities at the exercise date or year end, as the case may be, minus the exercise price. The closing price of the Common Stock at year end was $2.00 per share. Options are "in-the-money" if the closing price of the Common Stock exceeds the exercise price of the options.

[3]Exercisable within 60 days of June 1, 2001.

[4]Mr. Sinclair resigned on July 31, 2001 and 50,000 shares expired on November 30, 2001 which was 90 days after his resignation.

PERFORMANCE GRAPH

The following graph reflects a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of an initial $100 investment from March 31, 1996 in each of the Company's Common Stock, the Standard & Poor's 500 Composite Stock Price Index, and a peer group selected by the Company ("New Peer Group"[1]). The New Peer Group consists of BHA Group Holding, Crown Anderson, EA Engineering, ITEQ, Inc., MFRI, Inc., Peerless Manufacturing Company and the Company. The comparisons in this table are required by the Securities and Exchange Commission and, therefore, are not intended to forecast or be indicative of possible future performance of the Company's stock.

[1] Peerless Manufacturing Company was added to the peer group because its leading share of the selective catalytic reactor (SCR) market for gas turbines is closely related to business lines in which EEC is engaged. Dames Moore and HACH Company were removed from the peer group because they were acquired by URS Corporation and Danaher Corporation, respectively.

Environmental Elements Corporation
Cumulative Total Stockholder Return



As of	3/96	3/97	3/98	3/99	3/00	3/01
EEC	100.0	106.3	250.0	150.0	109.4	100.0
S&P 500	100.0	119.8	177.3	210.1	247.8	194.1
New Peer Group	100.0	131.4	197.1	58.6	52.1	57.7
Old Peer Group	100.0	132.9	201.2	56.9	47.6	53.6

The following report of the Compensation Committee of the Board of Directors, together with the Performance Graph on the preceding page, shall not be deemed to be incorporated by reference into any prior or subsequent filings by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Compensation Principles for Executive Officers

The Compensation Committee provides oversight of policies under which the Company's Chief Executive Officer and other executive officers are compensated.

The philosophy of the Company is to have a total compensation structure which compares favorably to the average compensation provided by the Company's principal competition and which reflects the specific objectives of the Company. Variable rather than fixed compensation opportunities are emphasized, and performance achievements that contribute to growth in the value of shareholder stock will be rewarded by bonuses such as will bring total compensation to the levels paid by competition.

In setting executive officer base salaries and target bonuses for fiscal 2002, the Committee considered the recommendations of management, compensation paid to professional peers within the Company's competitors, the Committee's own subjective evaluations of the executive officers, and information compiled by the Company regarding prevailing salaries for executives offered by such competition. Guided by this information, compensation ranges were established and individual executive compensation within these ranges was determined based upon the individual's responsibilities and performance.

The Company's compensation program for executive officers is comprised of the following key compensation elements:

1. Annual base salaries for executive officers are positioned conservatively compared to appropriate companies in the air pollution control industry, taking into account such factors as size and geographic location and, with respect to each officer, the individual officer's experience and performance. All employees, including executive officers, are part of the Company's comprehensive structured job-rating system. The rate ranges for this system are reviewed annually and revisions, if any, are determined by reference to the appropriate industry-related salary surveys and independent consultants' advice.

2. Annual bonus incentives for each executive are targeted to produce incentive compensation consistent with industry norms to reward achievement of the Company's profit plan. Individual award levels reflect the contribution of each executive toward the achievement of these goals. Reward to executives for past performance through such bonus program appropriately places a substantial component of executives' pay at risk based on Company performance as measured by its attainment, or non-attainment, of profit and other goals. In fiscal 2001, bonuses of $30,000, $15,000 and $3,000 respectively, were paid to Mr. Sams, Mr. Davis and Mr. Rychlak.

3. Periodically, the Compensation Committee grants stock options to executive officers and other key employees. Such awards are designed to encourage executives to have an equity ownership in the Company and to incentivize such recipients to attain mid- and longer-term increases in shareholder value. Options to purchase 25,000 shares and 30,000 shares respectively were granted to Mr. Sams and Mr. Davis in fiscal 2001.

Basis of President's Compensation

For the year ended March 31, 2001, Mr. Sams received total cash compensation of $255,000. Mr. Sams is a participant in the Company's Stock Option Plan. As with all management and salaried employees, Mr. Sams' compensation was derived from the Company's job rating system, analysis of industry, competitive practices, his individual performance and the Company's performance.

This report is being submitted by the Compensation Committee:

Compensation Committee

Richard E. Hug (Chairman)
Barry Koh
F. Bradford Smith
John C. Nichols

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2001, Mr. Hug served on the Board's Compensation Committee. The Company leases office space in its headquarters building to a corporation of which Mr. Hug is a director and shareholder. During the fiscal year ended March 31, 2001, lease payments payable to the Company under the agreement of lease were $123,795. Management believes that the lease is on terms no less favorable to the Company than could have been obtained from an unaffiliated third party.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See the transaction described under the caption "Compensation Committee Interlocks and Insider Participation" on this page.

REPORT OF THE AUDIT COMMITTEE

The report is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission (the "SEC") or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act"), and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by the Corporation under the Securities Act of 1933 or the 1934 Act.

The Audit Committee (the Committee) comprises four directors, all of whom meet the independence and experience requirements of the AMEX listing standard. The Audit Committee's responsibilities are as described in the written charter adopted by the Board which is attached as Exhibit A to this Proxy Statement. The Committee recommends to the Board of Directors the selection of the Company's independent auditors.

In fulfilling its responsibilities, the Committee has reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2001 with the Company's management and Arthur Andersen LLP (Arthur Andersen), the Company's independent auditors.

The Committee has discussed with Arthur Andersen the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. In addition, the Committee has received the written disclosures and the letter from Arthur Andersen required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees and has discussed with Arthur Andersen its independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company for the fiscal year ended March 31, 2001 be included in the 2001 Annual Report to Stockholders which will be included in the Annual Report on Form 10-K for the year ended March 31, 2001 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

James S. Potts, Chairman
Samuel T. Woodside
F. Bradford Smith
Joseph J. Duffy

ITEM 2
RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP has served as the Company's independent public accountants since the 1983 fiscal year. The Board of Directors has selected Arthur Andersen LLP to serve as the independent public accountants of the Company for the fiscal year ending March 31, 2002. This selection will be submitted for ratification at the Annual Meeting. Representatives of Arthur Andersen LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. In the absence of instruction to the contrary, the shares represented by properly executed proxies will be voted in favor of the selection of Arthur Andersen LLP to serve as independent public accountants.

ITEM 3
AMEND THE COMPANY'S 1998 STOCK OPTION PLAN

The Company's 1998 Stock Option Plan (the Plan) was approved by the shareholders at the 1998 Annual Meeting. On April 3, 2001, the Board of Directors approved an amendment to the Plan, which would increase the aggregate number of shares of common stock that may be issued under the options from 300,000 to 650,000.

The Plan has been important in the Company's efforts to attract and retain qualified employees. As of April 3, 2001, a total of 500 shares were available for issuance. In order to provide sufficient shares for the future issuance of shares to our current and prospective employees, the Board of Directors seeks shareholder approval to amend the Plan to increase the maximum number of shares that may be issued under the options by 350,000 shares to an aggregate maximum number of shares of 650,000.

All employees and non-employee directors of the Company are eligible for option grants under the Plan. The Plan is subject to approval by the Compensation Committee of the Board of Directors, which approves the recipients of option grants and the terms of the options. The shares of common stock used under the plan may come from treasury shares, authorized but unissued shares, or previously issued shares that the Company reacquires, including shares it purchases on the open market. If any option expires, is canceled, or terminates for any other reason, the shares available under that option will again be available for the granting of new options. The Plan will terminate on June 2, 2008.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS APPROVE THE AMENDMENT TO THE 1998 STOCK OPTION PLAN.

ANNUAL REPORT

The Annual Report to Stockholders (including financial statements) for the fiscal year ended March 31, 2001, together with a copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission but exclusive of exhibits, is available to all stockholders without charge by written request to the Office of the Secretary. The Company additionally undertakes to provide stockholders with copies of exhibits, at stockholder's expense, upon written request.



OTHER MATTERS

Management is not aware of any matters to come before the meeting which will require the vote of stockholders other than those matters indicated in the Notice of Meeting and this Proxy Statement. However, if any other matter calling for stockholder action should properly come before the meeting or any adjournments thereof, those persons named as proxies in the enclosed proxy form will vote thereon according to their best judgment.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who hold more than ten percent of the Common Stock of the Company to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock. Executive officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based upon review of the copies of such reports, all Section 16(a) filings required of its executive officers, directors and greater than ten percent shareholders for the fiscal years ended March 31, 2001 were made on a timely basis.

FEES PAID TO INDEPENDENT AUDITORS

Audit Fees: The aggregate fees billed for professional services rendered by Arthur Andersen LLP, the Company's independent auditors, in connection with the audit and review of the 2001 financial statements, including quarterly reviews, were approximately $142,000.

All other Fees: The aggregate of all other fees billed for professional services during 2001 by Arthur Andersen LLP was approximately $56,000.

The Audit Committee has considered whether the services rendered by the independent auditors with respect to the foregoing fees are compatible with maintaining their independence.

Deadline for Receipt of Stockholders Nominations and Proposals

The Company's By-Laws provide that, in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or to propose business for consideration at such meeting, notice must be delivered to the Secretary of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. In order for a stockholder to propose director nominations or other business for consideration at the 2002 Annual Meeting, the stockholder must deliver notice to the Secretary between May 3, 2001 and June 3, 2001. All stockholder proposals intended to be presented at the 2002 Annual Meeting must otherwise comply with the rules of the Securities and Exchange Commission for inclusion in the Company's proxy statement and form of proxy relating to that meeting. Any stockholder desiring a copy of the Company's By-Laws will be furnished one without charge upon written request to the Secretary.

Under regulations of the Securities and Exchange Commission, stockholder proposals must be received in writing by the Company on or before February 21, 2002 in order to be considered for inclusion in the proxy material for the 2002 Annual Meeting.

By Order of the Board of Directors,

John C. Nichols

John C. Nichols, Secretary

Baltimore, Maryland
June 25, 2001

AUDIT COMMITTEE CHARTER

Purpose

The Audit Committee is a committee of the Board of Directors. Its primary function is to assist the board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the shareholders and others, the systems of internal controls which management has established, and the audit process. In doing so, it is the responsibility of the Audit Committee to provide an open avenue of communication between the Board of Directors, management, and the independent accountants.

The outside auditors are ultimately accountable to the Board of Directors and the Audit Committee, as representatives of shareholders, and those shareholder representatives' have the authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate an outside auditor for shareholder approval in the proxy statement).

Organization

• The Audit Committee shall be appointed annually by the Board of Directors.

• The Audit Committee shall be composed of at least three, but not more than five, independent directors.

• An independent director is a director who:

    (1) is not and has not been employed in an executive capacity of the Company for the current year or any of the prior three years;

    (2) is not a significant advisor or consultant to the Company, nor affiliated with any firm that is;

    (3) is not affiliated with a significant customer or supplier of the Company;

    (4) does not have a personal services contract with the Company; is not affiliated with a tax-exempt entity that receives significant contributions from the Company; and

    (5) is not a spouse, parent, sibling, child or in-law of any person described in (1) through (5) or any executive officer of the Company.

• At least one member of the Committee shall have a background in financial reporting, accounting or auditing.

• The Board shall appoint one of the members of the Audit Committee as Chairperson. It is the responsibility of the Chairperson to schedule all meetings of the committee and provide the committee with a written agenda for all meetings.

In meeting its responsibilities, the committee shall:

General

• Have the power to conduct or authorize investigations into any matters within the committee's scope of responsibilities. The committee shall have unrestricted access to members of management and all information relevant to its responsibilities. The committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

• Meet at least three times per year or more frequently as circumstances require. The committee may ask members of management or others to attend the meetings and provide pertinent information as necessary.

• Report committee actions to the Board of Directors with such recommendations as the committee may deem appropriate.

• Review and update the committee's charter on an annual basis.

• Perform such other functions assigned by law, the Company's charter or bylaws, or the Board of Directors.

- Meet with the independent accountants and management in separate executive sessions to discuss any matters that the committee or these groups believe should be discussed privately with the Audit Committee.

Internal Controls and Risk Assessment
- Review and evaluate the effectiveness of the Company's process for assessing significant risks or exposure and the steps management has taken to minimize such risks to the Company.

- Review with management and the independent accountants, and evaluate:

  — The effectiveness of or weaknesses in the Company's internal controls including computerized information system controls and security, the overall control environment and accounting and financial controls.

  — Any related significant findings and recommendations of the independent accountants together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls.

- Review with the independent accountants the coordination of audit effort to assure completeness of coverage of key business controls and risk areas, reduction of redundant efforts, the effective use of audit resources.

Financial Reporting
- Prior to their filings, review the Company's filings with the SEC and other agencies and other published documents containing the Company's financial statements, including annual and interim reports, earnings press releases and statutory filings.

- Review with the management and the independent accountants at the completion of the annual audit:

  — The Company's annual financial statements and related footnotes.

  — The independent accountants' audit of the financial statements and related report thereon.

  — Any significant changes required in the independent accountants' audit plan.

  — Any significant difficulties or disputes with management encountered during the course of the audit.

  — The existence of significant estimates and judgments underlying the financial statements, including the rationale behind those estimates as well as the details on material accruals and reserves, and the Company's accounting principles.

  — The overall quality of the Company's financial reporting.

  — Other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards.

External Auditor
- Recommend to the Board of Directors the independent accountants to be nominated, approve the compensation of the independent accountants, and recommend if necessary the discharge of the independent accountants.

- Confirm and assure the independence of the independent accountants, including a review in a formal written statement of the nature of all relationships, services and related fees provided by the independent accountants.

- Instruct the independent accountants to communicate to report directly to the Audit Committee any serious difficulties or disputes with management.

Internal Auditor
- Evaluate the needs for internal audit processes and for establishing the internal audit plans.

Compliance with Laws and Regulations

• Ascertain whether the Company has an effective process for determining risks and exposures from asserted and unasserted litigation and claims and from non-compliance with laws and regulations.

• Review with the Company's general counsel and others any legal, tax or regulatory matters that may have a material impact on Company operations and the financial statements, related Company compliance policies, and programs and reports received from regulators.

Compliance with Codes of Ethical Conduct

• Review and assess the Company's processes for administering a code of ethical conduct.

• Review with the independent auditor and management the results of their review of the Company's monitoring of compliance with the Company's code of conduct, including compliance with the Foreign Corrupt Practices Act.

• Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets.

ENVIRONMENTAL
ELEMENTS
CORPORATION

PROXY

ANNUAL MEETING • AUGUST 3, 2001

3700 Koppers Street
Baltimore, MD 21227

The undersigned hereby appoints Samuel T. Woodside and John C. Nichols, and each of them, as Proxies with the power to appoint his substitute, to represent and to vote all shares which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Environmental Elements Corporation, to be held on Friday, August 3, 2001, at 9:00 a.m., and at any adjournment thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2 AND 3 BELOW.

1. Proposal to elect Richard E. Hug and Joseph J. Duffy as Directors for a three-year term ending in 2004.

   Richard E. Hug   —— FOR   —— AGAINST   —— ABSTAIN
   Joseph J. Duffy   —— FOR   —— AGAINST   —— ABSTAIN

2. Proposal to amend the Company's 1998 Stock Option Plan to increase the number of authorized shares that may be issued pursuant to the exercise of stock options from 300,000 to 650,000 shares.

   —— FOR   —— AGAINST   —— ABSTAIN

3. Proposal to ratify the selection of Arthur Andersen LLP as the Company's independent public accountants for the fiscal year ending March 31, 2002.

   —— FOR   —— AGAINST   —— ABSTAIN

please sign on the reverse side

This Proxy When Properly Executed Will Be Voted in the Manner Specified Herein By the Undersigned Stockholder. Unless Otherwise Specified, the Shares Will Be Voted for Proposals 1, 2 and 3. In Their Discretion, the Proxies Are Authorized to Vote Upon Such Other Business That May Properly Come Before the Meeting.

This Proxy Is Solicited on Behalf of the Board of Directors. It May Be Revoked Prior to Its Exercise.

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.

Date _____

_____

_____

Signature of Stockholder(s)

NOTE: Signature should agree with name on stock certificate as printed hereon. Executors, administrators, trustees and other fiduciaries should so indicate when signing. When shares are jointly owned, both owners should sign.

I plan to attend the Annual Meeting.   ___ YES   ___ NO